

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Fletcher Payne
Chief Financial Officer
Aptose Biosciences Inc.
251 Consumer Road, Suite 1105
Toronto, Ontario, Canada M2J 4R3

> **Re: Aptose Biosciences Inc.**
> **Registration Statement on Form S-3**
> **Filed October 11, 2022**
> **File No. 333-267801**

Dear Fletcher Payne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Miller, Esq.